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                             April 26, 2021

       Raluca Dinu, Ph.D.
       Chief Executive Officer and President
       GigCapital2, Inc.
       1731 Embarcadero Rd., Suite 200
       Palo Alto, CA 94303

                                                        Re: GigCapital2, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed April 12,
2021
                                                            File No. 333-252824

       Dear Dr. Dinu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed April 12,
2021

       Item 21. Exhibits and Financial Statement Schedules
       Exhibit 23.2 Consent of BPM LLP, page II-1

   1.                                                   Please update the
consent for BPM LLP.
       General

   2. We note your response to prior comment 3 and your revised disclosure in the first risk factor on page 69 that
  [a]s the acquisition of Innovations Group is not a condition to the closing of the UpHealth
Business Combination, in the event that this acquisition does not
                                                        occur   , GigCapital2
does not intend to resolicit stockholder approval of the UpHealth
                                                        Business Combination.
 In the event that the acquisition of Innovations Group would not Raluca Dinu, Ph.D.
GigCapital2, Inc.
April 26, 2021
Page 2
      be consummated, please provide us with your analysis as to why resolicitation would not required. Please include in your analysis why the holders of the public shares would not view the consummation of that acquisition as a material part of their voting decision or decision as to whether to exercise their redemption rights.
3. We also note your disclosure in the second risk factor disclosure on page 70 that
      GigCapital2 does not intend to resolicit stockholder approval if the additional 1% equity interest in Glocal to get to the contemplated 90% is not acquired or the closing condition to acquire an additional 4% is not achieved. Given your disclosure that if you do not finalize the steps in accordance with the laws of the Republic of India it could result in disputes with certain shareholders of Glocal and that there would be minority owners of
      Glocal who would have access to books and records, and liquidation or dividend rights with respect to the shares, please provide us with your analysis as to why the holders of the public shares would not view the consummation of the remaining steps to complete the Glocal acquisition as a material part of their voting decision or decision as to whether to exercise their redemption rights.
       You may contact Tracey McKoy at 202-551-3772 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at 202-551-3635 or Celeste Murphy at 202-551-3257 with any other questions.



                                                            Sincerely,
FirstName LastNameRaluca Dinu, Ph.D.
                                                            Division of
Corporation Finance
Comapany NameGigCapital2, Inc.
                                                            Office of Life
Sciences
April 26, 2021 Page 2
cc:       Jeffrey C. Selman, Esq.
FirstName LastName